March 24, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of Disclosure Filed in Quarterly Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Dell Technologies Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the U.S. Securities and Exchange Commission on March 24, 2022.

Respectfully submitted,

DELL TECHNOLOGIES INC.

/s/ Christopher A. Garcia
Christopher A. Garcia
Senior Vice President
(Duly Authorized Officer)